EXHIBIT 85

                             CO-INVESTMENT AGREEMENT

This agreement (the "CO-INVESTMENT AGREEMENT") is entered into on 28 April, 2007

                                 BY AND BETWEEN

      o TELEFONICA S.A., a Spanish company with registered office at 28013, Madrid, Gran Via n. 28, Spain ("TE");

      o ASSICURAZIONI GENERALI S.p.A., an Italian company with registered office at Piazza Duca degli Abruzzi n. 2, Trieste, Italy ("AG");

      o SINTONIA S.A., a Luxembourg company with registered office at 1, Place d'Armes, L-1136 Luxembourg ("SI");

      o INTESA SANPAOLO S.p.A., an Italian company with registered office at Piazza San Carlo n. 156, Torino, Italy ("IS");

      o MEDIOBANCA S.p.A., an Italian company with registered office at Piazzetta Cuccia n. 1, Milano, Italy ("MB");

(collectively the "PARTIES" and each, individually, a "PARTY")

                                     WHEREAS

      1. With the execution of this Co-investment Agreement the Parties wish to establish the terms and conditions for (I) their participation into Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 to be subsequently transformed and renamed "Telco S.p.A.", an Italian joint stock corporation ("TELCO" or "NEWCO"), and (II) the presentation by the Parties, also on behalf of Newco, of an offer (the "OFFER") for the acquisition by Newco from Pirelli & C. S.p.A. ("PC") and Sintonia S.p.A. and Sintonia S.A. (together "SINTONIA") (the "ACQUISITION") of 100% of the share capital of a holding company named Olimpia S.p.A. ("O" and such shares, the "OLIMPIA SHARES"), which in turn holds a stake of 17.99% of the ordinary share capital of Telecom Italia S.p.A. ("TI").


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      2. AG and MB are  already  shareholders  of TI in which they  respectively hold (I) as regards AG, approximately No. 543,40 million ordinary shares equal to 4.06% of TI's ordinary share capital; and (II) as regards MB, approximately No. 206,46 million ordinary shares equal to 1.54% of TI's ordinary share capital.

      3. On 18 October 2006, AG and MB executed together with PC, SI and O a shareholders' agreement (the "CURRENT SHAREHOLDERS' AGREEMENT"), attached hereto as Annex A, which, upon the sale by PC and SI of the Olimpia Shares shall cease to have any effect.

      4. Therefore, subject to PC and SI deciding to accept the Offer, the Parties wish to fund and to manage Newco in accordance with the terms and conditions of this Co-investment Agreement, the Shareholders' Agreement (as defined below) and relevant attachments.

      5. A fundamental assumption of this Co-investment Agreement is that the TI and TE groups will be managed autonomously and independently, without prejudice however to the Parties' rights and prerogatives resulting from this Co-investment Agreement and the Shareholders' Agreement.

NOW, THEREFORE, in consideration of the foregoing, the Parties hereby,

                               AGREE AND COVENANT

AS FOLLOWS.

1.    TELCO

The Parties acknowledge and agree that (I) Newco is currently a dormant company named Centrotrenta 4/6 S.r.l., having the by-laws attached hereto as Annex B,
(II) the Parties will acquire the entire share capital of Newco currently equal to Euro 10.000,00 , (III) Newco, which is currently incorporated in the form of a SOCIETA A RESPONSABILITA LIMITATA, shall be transformed into a SOCIETA PER AZIONI, (IV) Newco shall adopt the new by-laws attached hereto as Annex C (the "NEWCO'S BY-LAWS"), which, to the maximum possible extent, contains the principles of governance of Newco, while the remaining agreements among the shareholders as to the governance of Newco and O (which it has


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

not been possible to insert in the Newco's By-Laws) are contained in the shareholders' agreement attached as Annex D to this Co-Investment Agreement (the "SHAREHOLDERS' AGREEMENT").

2.    OFFER

The Parties agree that the Offer shall be submitted to PC and Sintonia in the text attached hereto as Annex E.

The Parties hereby agree that (A) if the acceptance of the Offer by PC and Sintonia (the "ACCEPTANCE") were not received by the Parties within the relevant acceptance period indicated in the Offer, or (B) one or more of the Parties' competent corporate body were not to approve the Acquisition within the 20 Business Days period indicated in the Offer, unless the other Parties agree to proceed with the Acquisition and they agree to the adjustments to be done in the relevant documents, or (C) one or more of the necessary anti-trust or other regulatory approvals indicated in the Offer were not obtained as indicated in the Offer, then the Parties would carry out - and hereby undertake to do so - all the activities necessary and required to unwind the actions and transactions already executed or put in place on the basis of this Co-investment Agreement.

The Parties agree that as soon as practicable following receipt of the Acceptance, they shall complete the acquisition of Newco and shall cause the adoption of the Newco's resolutions to implement the undertaking of this Co-investment Agreement and the connected Shareholders' Agreements.

3.    FUNDING AND CAPITALISATION OF NEWCO

The Parties agree that, in order to carry out the acquisition of the Olimpia Shares, Newco shall be funded as provided for in this Article 3 (and numerically illustrated in the chart attached hereto as Annex F), it being however hereby agreed and understood (XX) that the following calculations are based on the assumption that each share of Newco will have par value of Euro 1,00, (YY) that, in the event the par value of each of the Newco's share were increased or reduced, the split indicated herein between


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nominal value and share premium shall vary  accordingly  and (ZZ) that the price to be paid for the Acquisition corresponds to the price indicated in the Offer, with the consequence that, in case such a price were increased or reduced in
accordance   with  the  terms  and  conditions  of  the  Offer,   the  following
calculations shall be amended accordingly.

The Parties agree that, prior to acquiring the Olimpia Shares, the extraordinary shareholders' meeting of Newco shall resolve upon:

(I)   a first share capital increase reserved as follows:

      (X) an amount of Euro 1.375m (corresponding to Euro 2,53 per share), of which Euro 543m of nominal value and Euro 831m of share premium, to be subscribed for and paid in by AG which undertakes to fully subscribe for through the contribution in kind of its direct shares in TI free of any charges, options and rights in favour of third parties, pledges and encumbrances; and

      (Y) an amount of Euro 522m (corresponding to Euro 2,53 per share), of which Euro 206m of nominal value and Euro 316m of share premium, to be subscribed for and paid in by MB which undertake to fully subscribe for through the contribution in kind of its direct shares in TI free of any charges, options and rights in favour of third parties, pledges and encumbrances(together, the "FIRST SHARE CAPITAL INCREASE").

(II) upon resolution to transform Newco as provided for in Article 1(iii) above, a second share capital increase reserved to TE, which TE undertakes to fully subscribe and pay in, for an amount of Euro 2,314m (corresponding to Euro 2,82 per share), of which Euro 821m of nominal value and Euro 1.493m of share premium, to be subscribed for and paid in by TE in cash through immediately available funds or through the conversion of the shareholder's loan granted by TE (the "SECOND SHARE CAPITAL INCREASE");


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(III) a third share  capital  increase  reserved to IS, which IS  undertakes  to fully subscribe and pay in, for an amount of Euro 522m (corresponding to Euro 2,53 per share), of which Euro 206m of nominal value and Euro 316m of share premium, to be subscribed for and paid in by IS in cash through immediately available funds or through the conversion of the shareholder's loan granted by IS (the "THIRD SHARE CAPITAL INCREASE");

(IV) a fourth share capital increase reserved to SI, which SI undertakes to fully subscribe and pay in, for an amount of Euro 412m (corresponding to Euro 2,53 per share), of which Euro 163m of nominal value and Euro 249m of share premium, to be subscribed for and paid in by SI in cash through immediately available funds or through the conversion of the shareholder's loan granted by SI (the "FOURTH SHARE CAPITAL INCREASE").

Consequently, after completion in full of the First Share Capital Increase, Second Share Capital Increase, Third Share Capital Increase and Fourth Share Capital Increase (the "SHARE CAPITAL INCREASES") the stakes in the share capital of Newco shall be the following: (I) AG will hold a stake of 28,0%, (II) MB will hold a stake of 10,6%, (III) TE will hold a stake of 42,3%, (IV) IS will hold a stake of 10,6% and (V) SI will hold a stake of 8,4%.

The Parties agree that the extraordinary shareholders' meeting of Newco resolving on the Share Capital Increases shall delegate the board of directors of Newco to carry out and execute all the actions and formalities relating to the Share Capital Increases required by law and provided for under this Co-investment Agreement.

The Parties acknowledge that (AA) the Share Capital Increases shall be resolved upon during the same shareholders' meeting of Newco, provided that (X) the transformation of Newco into a SOCIETA PER AZIONI pursuant to article 1.(iii) and (Y) the subsequent appointment of the new board of directors as provided in
Article 1.1(a) and (b) of the Shareholders' Agreement, shall be resolved after the resolution relating to the First


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Share Capital Increase,  and in any case in order to ensure that the resolutions listed under points from (i) to (iv) above shall be completed in the shortest possible timeframe, being they linked one to each other, (BB) such extraordinary
shareholders'   meeting  shall  be  held   following  the   Acceptance  and  the
satisfaction of the relevant conditions and delivery of the appraisal made by an expert on the value of the TI shares owned by AG and MB (which the Parties trust may be obtained prior to Closing (as defined in the Offer) and in any case timely for the purpose of Closing, (CC) upon the resolution having been adopted,
(X) the subscription of all the Share Capital Increases shall occur and (Y) the contribution in kind relating to the First Share Capital Increase and the contribution in cash relating to the other Share Capital Increases shall be completed and fully paid in; (DD) in partial derogation to points (AA) through
(CC) above, in the event that completion of the First Share Capital Increase were delayed because of the appointed expert's appraisal is not delivered before Closing, then each of TE, IS and SI shall provide, respectively and severally, to Newco a shareholder's loans (with no compensation) for a term not exceeding 20 calendar days (the "SHAREHOLDERS' LOAN TERMS") and for an amount equal to the sum of the Second Share Capital Increase, Third Share Capital Increase and Fourth Share Capital Increase respectively, and which TE, IS and SI shall convert into share capital in execution of the Share Capital Increases respectively reserved to them at the earlier of AAA) the delivery of the appraisal and the completion of the First Share Capital Increase, or BBB) the elapse of the Shareholders' Loan Term, provided that, in the event under BBB), the First Capital Increase will take place as soon as possible thereafter.

The Parties further acknowledge and agree that:

>> on or before the Closing Date (as defined in the Offer), Newco shall borrow at market conditions from MB, IS or other primary financial institutions appointed by MB and IS, subject to acceptance in writing by TE, a loan for an amount of approximately Euro 1.000 m (the "FACILITY").

>> immediately after the Closing Date (as defined in the Offer), the extraordinary shareholders' meeting of Newco shall resolve a fifth share capital increase for an amount up to Euro 900m, at an issue price of Euro 2,53 per share, which shall be open for subscription (to be fully paid in cash upon subscription) for a maximum term of six months as follows, and which purpose will be to finance the total or partial reimbursement of the Facility (the "FIFTH SHARE CAPITAL INCREASE"):


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      (i)   a portion of the Fifth  Share  Capital  Increase  in Class B shares, equal to the percentage corresponding to the stake held at that time by TE in the entire share capital of Newco, reserved to TE for a maximum period of 6 (six) months with the issue of Class B shares it being hereby agreed and understood that if any part of such portion of the Fifth Share Capital Increase has not been subscribed for by TE within such period of 6 (six) months, then this portion of the Fifth Share Capital Increase shall be deemed subscribed up to the amount of the subscriptions actually made by TE;

      (ii) a portion of the Fifth Share Capital Increase equal to the percentage corresponding to the stake held at that time by the existing Class A shareholders' in the entire share capital of Newco, reserved to the Fifth Share Capital Investors (as defined below) with the issue of Class A shares - bearing PRO-QUOTA the same rights and duties pertaining to the already existing Class A shareholders (and it being understood that no shareholder will be granted additional or special rights, unless granted to the relevant Class of Shares under the Shareholders' Agreement, the Co-investment Agreement and the By-Laws) - to be offered for subscription, for a maximum period of 5 (five) months, to one or more of such Fifth Share Capital Investors (as defined below), under the following conditions:

            |X| the amount to be contributed in cash by each Fifth Share Capital Investor in exchange for the shares subscribed under the Fifth Share Capital Increase shall be higher than Euro 100 million, and

            |X| the shares subscribed under the Fifth Share Capital Increase by each Fifth Share Capital Investor shall represent less than 5% of the entire share capital of Newco immediately after completion of the Fifth Share Capital Increase;

            it being hereby agreed and understood that if any part of such portion of the Fifth Share Capital Increase has not been subscribed for by such Fifth


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

            Share Capital Investors, then this portion of the Fifth Share Capital Increase shall be deemed subscribed up to the amount of the subscriptions actually made by the Fifth Share Capital Investors;

      (iii) a portion equal to the difference between (X) the portion of the Fifth Share Capital Increase reserved to the Fifth Share Capital Investors pursuant to point (ii) above and (Y) the portion of such Fifth Share Capital Increase actually subscribed for by such Fifth
            Share Capital Investors, reserved to the existing Class A shareholders (i.e. IS, AG, SI and MB), with the issue of Class A shares to be offered for subscription, for a maximum period of 1
            (one) month following the expiration of the 5 (five) month-period under point (ii) above, it being hereby agreed and understood that
            (AA) the Class A shareholders shall have the right to subscribe any unopted part of this portion of the Fifth Share Capital Increase not subscribed for by other Class A shareholders, and (BB) if any part of such portion of the Fifth Share Capital Increase has not been subscribed for by the Class A shareholders, then this portion of the Fifth Share Capital Increase shall be deemed subscribed up to the amount of the subscriptions actually made by the Class A shareholders.

      For the purposes of this Fifth Share Capital Increase: (i) "FIFTH SHARE CAPITAL INVESTOR" shall mean any company or person, other than a Telecom Operator (as defined below), which is a reputable qualified Italian institutional or private investor, to be selected by IS in agreement with the other Class A shareholders - such agreement not to be unreasonably withheld - and subsequently submitted for acceptance to TE, acceptance which can not be unreasonably denied, that after acquiring any stake in NewCo shall adhere to this Co-investment Agreement and the Shareholders' Agreement and be subject to obligations thereto and will not have any special rights in the corporate governance of NewCo, other than those attached to Class A shares in accordance with the By Laws and the Shareholders Agreement and those resulting from the applicable law; and
      (II) "TELECOM OPERATOR" shall mean any company or person operating in the telecom sector and any company or person holding (x) a controlling stake in any non-listed company operating in the telecom sector or (y) a stake in a


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      listed  company  operating in the telecom  sector which exceeds 10% of the share capital or which, even though is below 10% of the share capital, enables the holder to appoint one or more members of the board of directors of the listed company.

4.    CLASS A AND CLASS B SHARES

The Parties agree: (A) that, as already provided for in the Newco's By-Laws, the share capital of Newco shall be divided into two separate categories: the Class A and the Class B shares, (B) that all the share capital increases, following the Fifth Share Capital Increase, shall be resolved "IN OPZIONE" pursuant to article 2441, first paragraph, of the Italian Civil Code splitting the overall amount of shares so as to reflect the proportion from time to time existing between Class A and Class B shareholders, (C) that TE shall receive and thereafter acquire (through share capital increases or exercise of the pre-emption right set forth in the Newco's By-Laws) only Class B shares or Class A shares to be converted into Class B shares, while the other Parties including the Fifth Share Capital Investors (as defined below) and the Italian Qualified Investors (as defined in the Shareholder's Agreement), if any, shall hold Class A shares, save for the possibility to acquire Class B shares in case of exercise of the pre-emption right to be converted into Class A shares, (D) that the Class B shares shall have exactly the same economic and administrative rights as the Class A shares, save as provided for in the Shareholders' Agreement and in the Newco's By-Laws, and (E) that the Parties - following the completion of the Fifth Share Capital Increase - favourably envisage the potential analysis of further contribution of TI Shares into Newco (without prejudice for the principles under the "stand still" clause of the Shareholders Agreement) provided that in such an event the right to subscribe further capital increases in cash shall be granted to the other existing shareholders in order to allow avoidance of possible dilutions.

5.    BUSINESS OF NEWCO

The Parties agree that (I) the business of Newco shall only be that of investing, holding and disinvesting, directly and indirectly, in TI shares, (II) however, the corporate scope of Newco shall permit, in principle, the carrying out of certain services in the field of


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activity of TI, provided however that, in order to carry out such services,  the prior authorisation of the shareholders' meeting of Newco shall be required pursuant to Article 2364, first paragraph, No. 5), such authorisation to be approved with the favourable vote of at least 95% of the share capital of Newco.


6.    SHAREHOLDERS' AGREEMENT

The Parties recognize and agree (I) that the Shareholders' Agreement contains provisions relating INTER ALIA to (X) the governance of Newco, (Y) the governance of O, including the definition of the criteria concerning the appointment of the directors in TI, to the extent feasible and (Z) the transfer of Newco, O and TI shares, (II) that the Newco's By-Laws have been drafted in order to reflect to the maximum possible extent the principles of governance of Newco and the transfer of Newco's shares and (III) that the remaining principles of governance of Newco and O, which was not possible to insert in Newco's By-Laws, are contained in the Shareholders' Agreement.

7.    CONFIDENTIALITY

No Party shall make any announcement, communication or disclosure in relation to this Co-investment Agreement, or in relation to the ongoing negotiations between the Parties, or in relation to the status of the same without the other Party's previous written consent, unless this is required by law and/or by the competent authorities. In this case, the Parties undertake to provide with no delay, to the extent feasible, to the other Parties notice and/or copy of the announcement, communication or disclosure required by law and/or by the competent authorities.

8.    COSTS AND EXPENSES

Each Party shall pay its own costs and expenses (including fees and disbursements of any external legal or financial advisers and accountants) incurred in connection with the preparation, negotiation, and execution of this Co-investment Agreement.

Each Party represents and warrants that this Co-investment Agreement has been concluded without the participation, assistance or intervention, direct or indirect, of any broker, intermediary, commission agent, business agent or similar party, who may claim


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any expenses, fees, royalties, commission or other costs due to the preparation, negotiation, and execution of this Agreement from the other Parties.

9.    NOTICES

Any notice, objection or other communication to be given by one Party to the other under, or in connection with, this Co-investment Agreement shall be in writing and signed by or on behalf of the Party giving it. It shall be served by sending it by fax to the number set out in this Article 9, or delivering it by hand, or sending it by pre-paid recorded delivery, special delivery or registered post, to the address set out in this Article 9 and in each case marked for the attention of the relevant Party set out in this Article 9 (or as otherwise notified from time to time in accordance with the provisions of this
Article 9). Any notice so served by hand, fax, post or e-mail shall be deemed to have been duly given:

      (a)   in the case of fax, at the time of the receipt of delivery; or

      (b) in the case of prepaid recorded delivery, special delivery or registered post, at the date indicated in the receipt of delivery,

      (c) in the case of e-mail delivery at the e-mail address indicated below, with receipt of delivery,

provided that in each case where delivery by hand or by fax occurs after 6 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9 a.m. on the following Business Day. Any references to time in this Article are to local time in the country of the addressee.

The addresses and fax numbers of the Parties for the purpose of Article 9 are as follows:

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To TE:

Telefonica S.A.,

Gran Via n. 38, Planta 9,

28013, Madrid, Spain

To the attention of: the Group General Counsel (Ramiro Sanchez de Lerin),

Ph: + 34 91 584 0207

Fax: + 34 91 531 3206

E-mail: SECRETARIA.GENERAL@TELEFONICA.ES
--------------------------------------------------------------------------------


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To AG:

ASSICURAZIONI GENERALI S.p.A.,

Piazza Duca degli Abruzzi n. 2,

34132 Trieste, Italy

To the attention of: Mr. Giovanni Perissinotto

Ph: + 39 040 671036

Fax: + 39 040 671260

E-mail: GIOVANNI_PERISSINOTTO@GENERALI.COM
--------------------------------------------------------------------------------

To SI:

SINTONIA S.A.

1, Place d'Armes,

L-1136 Luxembourg

Luxembourg

To the attention of: Mr. Gustave Stoffel

Ph: + 352 26 266255

Fax: + 352 26 266256

E-mail: GUSTAVE.STOFFEL@PT.LU
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To IS:

INTESA SANPAOLO S.p.A.

Piazza Scala n. 6,

20121 Milano, Italy

To the attention of Mr. Gaetano Micciche and Mr. Fabio Cane

Ph: + 39 02 879 42650

Fax: + 39 02 879 43 540

E-mail: GAETANO.MICCICHE@INTESASANPAOLO.COM, and FABIO.CANE@INTESASANPAOLO.COM
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To MB:

MEDIOBANCA S.p.A.

Piazzetta Cuccia n. 1,

20121 Milano, Italy

To the attention of: Mr. Clemente Rebecchini and Ms. Cristiana Vibaldi

Ph: + 39 02 8829 202 and + 39 02 8829 455

Fax: + 39 02 8829 943

E-mail: CLEMENTE.REBECCHINI@MEDIOBANCA.IT, cristiana.vibaldi@mediobanca.it
--------------------------------------------------------------------------------

A Party may notify the other Party of a change to its name, relevant addressee, address or fax number for the purposes of this Article 9, provided that, such notice shall only be effective on:

      (i) the date specified in the notice as the date on which the change is to take place; or

      (ii) if no date is specified or the date specified is less than five (5) Business Days after the date on which notice is given, the date following ten (10) Business Days after notice of any change has been given.

10.   VARIATIONS

No variation of this Co-investment Agreement shall be valid unless it is in writing and signed by or on behalf of each of the Parties. The expression "variation" shall include any variation, amendment, supplement, deletion or replacement however effected.

11.   SEVERABILITY

If any provision of this Agreement is held to be invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Co-investment Agreement, but without invalidating


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

any of the remaining provisions of this Co-investment Agreement. In any such event the Parties shall negotiate in good faith and agree all those amendments to this Co-investment Agreement which are consequently necessary to replace the invalid or unenforceable provision with terms having as near as possible the same commercial effect with a view to maintain unaltered the Parties' mutual interests as currently protected under this Co-investment Agreement and in any case preserving a balance between their respective rights and obligations in enabling them to fully perform their obligations as contemplated hereunder.

12.   ENTIRETY OF AGREEMENT

This Co-investment Agreement constitutes together with its Annexes the entire agreement and understanding of the Parties in relation to the transactions hereby contemplated and supersedes any and all prior agreements and arrangements, whether written or oral, that may exist between the Parties with respect to the matters contemplated therein.

13.   NO WAIVER AND FURTHER ASSURANCES

No failure or delay by any of the Parties in exercising any right or remedy provided by law or pursuant to this Co-investment Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy. Each of the Parties undertakes to the others to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) such further documents (including without limitation any agreement or arrangement which shall be entered into between the Parties) as set forth in this Co-investment Agreement, as may be required to implement and/or give effect to this Co-investment Agreement and the transactions contemplated hereunder.

14.   GOVERNING LAW/EXCLUSIVE JURISDICTION

This Co-investment Agreement shall be governed by, and interpreted in accordance with, the laws of the Republic of Italy. Any disputes arising out of or in connection with this Co-investment Agreement shall be submitted by the Parties to arbitration. The venue of the arbitration shall be Milan. The arbitration shall be conducted in the English language and in accordance with ICC Rules.

                                    * * * * *


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

TELEFONICA S.A.                               ASSICURAZIONI GENERALI S.P.A.


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INTESA SANPAOLO S.P.A.                        MEDIOBANCA S.P.A.


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SINTONIA S.A.



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